United States securities and exchange commission logo





                             December 10, 2020

       Charles B. Bernicker
       Chief Executive Officer
       South Mountain Merger Corp.
       767 Fifth Avenue, 9th Floor
       New York, NY 10153

                                                        Re: South Mountain
Merger Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed November 25,
2020
                                                            File No. 333-249673

       Dear Mr. Bernicker:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 20, 2020 letter.

       Amended Registration Statement on Form S-4, filed on November 25, 2020

       Unaudited Pro Form Condensed Combined Financial Information, page 87

   1. Please expand your disclosure on pages 43, 88 and 96 to describe how the number of additional common
shares to be distributed to Billtrust current common shareholders will vary within the
parameters of the no redemption and the maximum redemption scenarios.
   2. We note on page 131 the merger will be accounted for as a reverse recapitalization of
                                                        Billtrust, not a
business combination. Your pro forma disclosures that give effect to a reverse
recapitalization should not imply that it is a business combination. Please revise your characterization
of the merger on pages 87-88 and in the accompanying footnotes to be consistent with your
accounting.
 Charles B. Bernicker
South Mountain Merger Corp.
December 10, 2020
Page 2
3. We note the revised disclosure provided in response to comment 9. Disclose within the
      Billtrust pro forma balance sheet, a liability accrual for the cash distribution to be paid to existing Billtrust stockholders under the two scenarios.
Industry Overview, page 182

4. We note your response to prior comment 18 regarding the description of your total addressable market ("TAM") of $37 billion, which you disclose is calculated "based on an estimated 150,000 mid-market and enterprise businesses that can benefit from the digital transformation of AR with integrated payments and with an estimated annual revenue of approximately $250,000 per such." Please clarify how you determined that 150,000 mid-
      market and enterprise businesses are in your TAM, and why you used an estimated annual revenue of $250,000 per business. We note that $250,000 in annual revenue per business appears to be larger than your average annual revenue per customer for fiscal year 2019.
Billtrust's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Key Performance Metrics
Net Dollar Retention, page 205

5. We note in your response to comment 24 that you do not consider Billtrust's absolute number of billing accounts as material for investors in understanding
Billtrust   s results of
      operations. In fact, management believes that focusing on the actual retention of billing accounts "could prove misleading." Since the metric Net Dollar Retention captures changes in subscription and transaction fees from existing customers, and is not a measure of customer retention, please revise the characterization of this metric and remove from your disclosures any suggestion that this metric is a measure of customer retention; e.g.
      see the first sentence under the applicable heading on page 205.
       You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                              Sincerely,
FirstName LastNameCharles B. Bernicker
                                                              Division of
Corporation Finance
Comapany NameSouth Mountain Merger Corp.
                                                              Office of
Technology
December 10, 2020 Page 2
cc:       Raphael M. Russo, Esq.
FirstName LastName